Exhibit 12.1

CASH AMERICA INTERNATIONAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands)

	Six Months Ended June 30,		For the years ended December 31,
	2009		2008		2007		2006		2005		2004
Earnings:
Net income attributable to Cash America International, Inc. before noncontrolling interests and income taxes	$65,674		$132,803		$124,765		$96,168		$70,882		$55,023
Fixed charges	17,618		30,908		29,079		23,285		21,471		16,393
Less: Capitalized interest	(412)		(1,185)		(683)		—		—		—

Total earnings	$82,880		$162,526		$153,161		$119,453		$92,353		$71,416

Fixed charges:
Interest expense	$10,155		$15,993		$16,021		$11,945		$10,610		$8,148
Captitalized interest	412		1,185		683		—		—		—
Portion of rent expense representative of interest	7,051		13,730		12,375		11,340		10,861		8,245

Total fixed charges	$17,618		$30,908		$29,079		$23,285		$21,471		$16,393

Ratio of earnings to fixed charges (1)	4.7	x	5.3	x	5.3	x	5.1	x	4.3	x	4.4	x

(1)

For purposes of computing these ratios, “earnings” represent income from continuing operations before noncontrolling interest and income taxes plus fixed charges. “Fixed charges” consist of interest expense, including capitalized interest and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges also include interest expense related to uncertain tax positions.